UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_____ to ______
Commission file number 001-16189
NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of plan)
NISOURCE INC.
(Issuer of the Securities)
801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statement of Financial Condition as of December 31, 2007 and 2006	4
Statement of Income and Equity for the years ended December 31, 2007, 2006 and 2005	4
Notes to Financial Statements	5

SIGNATURE	7

EXHIBIT INDEX	8

EXHIBITS:
Exhibit 23 Consent of Deloitte & Touche LLP

NISOURCE INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the NiSource Inc. Employee Stock Purchase Plan:
We have audited the accompanying statement of financial condition of the NiSource Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of income and equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the NiSource Inc. Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the changes in plan equity for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Indianapolis, Indiana
March 26, 2008

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN
Statement of Financial Condition

As of December 31,	2007	2006

ASSETS
Employee contributions receivable	$185,607	$169,573

LIABILITIES
Amounts payable for purchases of common shares	$185,607	$169,573
Plan equity	—	—

Total Liabilities and Plan Equity	$185,607	$169,573

The accompanying notes to the financial statements are an integral part of these statements.
Statements of Income and Equity

Year Ended December 31,	2007	2006	2005

Plan Equity, Beginning of Year	$—	$—	$—

Increases (Decreases) during the year:
Employee contributions	704,546	699,816	806,869
Employer contributions	78,283	77,757	89,652
Purchases of common shares	(782,829)	(777,573)	(896,521)

Plan Equity, End of Year	$—	$—	$—

The accompanying notes to the financial statements are an integral part of these statements.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
1.     Description of the Plan
The following brief description of the NiSource Inc. (“NiSource”) Employee Stock Purchase Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.     General. The Plan was established on October 27, 1964, when it was adopted by Northern Indiana Public Service Company’s Board of Directors, and became effective on December 15, 1964. Effective March 3, 1988, the Plan was assumed by NiSource and amended to allow participation by eligible employees of NiSource and certain of its subsidiaries as designated by the Board of Directors of NiSource. The Plan continues to provide a convenient means by which eligible employees may save regularly through voluntary, systematic payroll deductions and use such savings to purchase Common Shares at less than the market price.
B.     Plan Administration. The Corporate Secretary of NiSource is the administrator of the Plan and makes such rulings or interpretations as are necessary in its operation. NiSource bears all the costs of administering and carrying out the Plan.
C.     Eligibility. Only active employees, who have one or more years of service with NiSource, or any participating subsidiary, are eligible to participate in the Plan. Part-time employees whose customary employment is twenty hours or less per week and five months or less per calendar year, or employees whose customary employment is for less than six months in any calendar year are not eligible to participate. The number of active participants in the Plan as of December 31, 2007, 2006, and 2005 were 337, 343 and 386, respectively.
D.     Employee Contributions. An eligible employee may authorize payroll deductions in any full dollar amount, not less than $10 per regular pay period but not more than $20,000 per calendar year.
An eligible employee may enter the Plan at the beginning of any month in which the eligibility requirements are met by signing and delivering to NiSource Stockholder Services, an authorization for payroll deductions for the purchase of Common Shares. Payroll deductions can be changed by delivering an authorization for payroll deduction to NiSource Stockholder Services. An authorization for payroll deductions received by the 15th of the month will be effective for payroll periods ending on or after the first day of the following month. An authorization received after the 15th will not be processed until the next month. Such authorization must state the amount to be deducted regularly from each paycheck.
For purposes of the Plan, the savings periods are the periods during which participants accumulate savings for the purchase of Common Shares under the Plan. Each savings period includes all paydays within that period. Interest is not paid on payroll deductions while held by the applicable participating subsidiary for a participant’s account under the Plan. The savings periods are defined as the three month periods from January 1 to March 31; April 1 to June 30; July 1 to September 30; and October 1 to December 31; inclusive.
E.     Purchases of Common Shares. A participant who purchases Common Shares under the Plan will purchase as many full or fractional shares as is determined by dividing his or her accumulated savings for the entire savings period by the purchase price per share for such savings period. The purchase price per share to participants is 90% of the closing market price of Common Shares on the New York Stock Exchange on the last trading day of the savings period.
F.     Refunds and Withdrawals. A participant who does not wish to purchase Common Shares in any savings period must give written notice to NiSource Stockholder Services at least seven business days prior to the last payday in that savings period. In such event, all funds credited to the participant’s account will be returned as soon as practicable, and no further payroll deductions will be made. To resume payroll deductions, a participant must complete and file a new authorization for payroll deduction described in Note 1D.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements (continued)
A participant may withdraw from the Plan at any time upon seven days notice prior to the last payday in the applicable savings period. Withdrawal shall be made by proper notification to NiSource Stockholder Services. Funds credited to the account of a participant not already used or unconditionally committed to the purchase of Common Shares will be returned to the participant as soon as practicable after notice of withdrawal is received. The participant will also receive either a certificate for all full Common Shares held in his or her account or at his or her request a check for the cash value of such Common Shares. The participant will also receive a check for any fractional share held in his or her account. The cash value of Common Shares will be the average price of all shares sold from the Plan on the day of sale multiplied by the number of shares sold, less fees and commissions.
G.     Termination of Participation. Participation in the Plan terminates if the participant’s employment with NiSource and a participating subsidiary is terminated because of retirement, resignation, discharge, death or any other reason. In such event, all funds of the participant under the Plan not already used or unconditionally committed for the purchase of Common Shares will be refunded as soon as practicable. The participant or his or her legal representative will receive either a certificate for all full Common Shares held in his or her account or at his or her request, a check for the cash value of such Common Shares. The participant or his or her legal representative will also receive a check for the cash and any fractional share held in his or her account. The cash value of the Common Shares will be the average price of all shares sold from the Plan on the day of sale multiplied by the number of shares sold, less fees and commissions.
2.     Summary of Significant Accounting Policies
A.     Contributions. Employee contributions receivable represents amounts due as of December 31, 2007 and 2006, under the terms of the Plan agreement. Employer and employee contributions are reflected as 10% and 90%, respectively, of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased.
B.     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.
3.     Income Tax Status
The Plan is not qualified under Section 401(a) of the Internal Revenue Code. No federal income tax is imposed when a participant purchases shares under the Plan. When a participant sells or otherwise disposes of shares purchased under the Plan, federal income tax considerations differ, depending on the length of time the shares were held. A participant agrees to notify NiSource if he or she disposes of any Common Shares purchased under the Plan within one year after the purchase date. Any dividends received by a participant should be reported as taxable income.
4.     Termination or Amendment of Plan
NiSource reserves the right to modify, suspend or terminate the Plan, by action of its Board of Directors as of the beginning of any savings period. Notice of suspension, modification or termination will be given to all participants. Upon termination of the Plan for any reason, the cash then credited to the participant’s account, if any, a certificate for all full Common Shares held in the participant’s account and the cash value of any fractional share shall be distributed promptly to the participant.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Secretary of NiSource, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NiSource Inc. Employee Stock Purchase Plan
(Name of Plan)

Date: March 26, 2008	/s/ GARY W. POTTORFF
Gary W. Pottorff
Corporate Secretary

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN
Exhibit List

Exhibit	Description of Item

23	Consent of Deloitte & Touche LLP